FORM 6-K

securities and exchange commission
washington, d.c.  20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of May 2020

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Items

1.	Material Announcement Dated March 13, 2020: Taesa has reviewed its projections for the Capex and the RAP.
2.	Material Announcement Dated March 16, 2020: Renova receives binding offer for Phase A of Alto Sertão III Wind Complex.
3.	Earnings Release - 4Q 2019 Results.
4.	Presentation of 2019 Results.
5.	Material Announcement Dated March 20, 2020: Renova accepts binding offer – with 30 days exclusivity for completion of documents.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Leonardo George de Magalhães.
Name: Leonardo George de Magalhães
Title: Chief Finance and Investor Relations Officer

Date:  May 14, 2020

1.      Material Announcement Dated March 13, 2020: Taesa has reviewed its projections for the Capex and the RAP.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa has reviewed its projections for the Capex and the RAP

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” or “Company”), pursuant to CVM Instruction 358 of January 03, 2002, as amended, and CVM Instruction 480 of December 07, 2009, as amended, hereby communicates to its shareholders, the market in general, and other stakeholders that, in accordance with the best corporate governance practices, it has reviewed its projections for the Nominal Capex and the incremental in the Annual Permitted Revenues (RAP) of the projects under construction wholly owned by the Company.

The total nominal Capex for these projects made in 2019 was R$ 314.0 million, a reduction of 23.4% compared to the minimum projection disclosed. This difference is basically explained by: (i) Janaúba: postponement to 2020 of part of the payment of conductor cables and withholding of payments related to services carried out in 2019 due to technical pending issues; (ii) Mariana: reduction of activities in Mariana as a result of heavy rainfalls in the state of Minas Gerais; (iii) Sant’Ana: postponement of payment of land indemnities; and (iv) Miracema: Capex savings. It is important to highlight that these factors do not compromise the expected completion of Janaúba and Sant’Ana projects. With regard to Mariana, the specific construction period provided for in the schedule of the concession contract will be met.

2019 Projected	2019 Actual
(R$ million)	(R$ million)
Max. 450 Min. 410	314

Based on the foregoing, the Company revised its nominal Capex projections for the projects under construction wholly owned by Taesa for 2020, since the investments not made in 2019 were transferred to the current year. It should be noted that the nominal Capex projections for years 2021 and 2022 remain unchanged.

Previous projections of nominal Capex (in R$ million):

2019	2020	2021	2022
Max. 450	Max. 1,020	Max. 340	Max. 20
Min. 410	Min. 940	Min. 310	Min. 15

Updated projections of nominal Capex (in R$ million):

2019 (Actual)	2020	2021	2022
314	Max. 1,130 Min. 1,040	Max. 340 Min. 310	Max. 20 Min. 15

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The projections referring to the Incremental in Annual Permitted Revenues (RAP) after the start-up of each of the projects wholly owned by Taesa are as follows:

2020	2021	2022	TOTAL
78	186	107	372

The values projected in this table consider the current RAP cycle (2019-2020) and are presented in real terms (not adjusted for inflation)

Such projections will be updated in section 11 of the Company’s Reference Form and will be available on the CVM website at http://www.cvm.gov.br/ and on the Company’s website at http://ri.taesa.com.br/, within the legal time frame.

We stress that the projections presented herein reflect Company management’s current estimates or expectations only, which are subject to risks and uncertainties, and in no way constitute a promise of performance. The information on business outlooks, projections and financial targets are mere forecasts, based on Management’s current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the performance and execution capacity of EPC contractors, as well as the Brazilian economic scenario. Any change in perception or in the factors described above may cause the actual results to differ from the projections presented herein.”

Belo Horizonte, March 13, 2020

Maurício Fernandes Leonardo Júnior
Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.      Material Announcement Dated March 16, 2020: Renova receives binding offer for Phase A of Alto Sertão III Wind Complex.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova receives binding offer for Phase A of
Alto Sertão III Wind Complex

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) today published the following Material Announcement:

“

Renova Energia S.A., in Judicial Recovery (RNEW3; RNEW 4; RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the market in general as follows:

Renova has received from Castlelake, L.P., on behalf of one or more funds which it manages, jointly with Vientos Agrícolas Intermediação de Negócios e Participações S.A., an investment entity of one or more funds managed by Castlelake L.P., a binding proposal (‘the Offer’) for acquisition of the total equity in the special-purpose companies that comprise Phase A of the Alto Sertão III complex of wind farms (‘the Potential Transaction’).

The Potential Transaction is subject to negotiation of the definitive final documents and obtaining of the necessary approvals for its conclusion.

The Company’s management has not yet considered the Offer, and, as alternatives, is studying other possibilities for resolving matters of its capital structure.

The Company reiterates its commitment to keeping stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, March 16, 2020

Maurício Fernandes Leonardo Júnior
Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.      Earnings Release - 4Q 2019 Results.

4Q 2019 RESULTS

CEMIG REPORTS

4Q19 EBITDA OF R$ 993 MILLION

Highlights of 4Q19:

◾	Continuing improvement in Cemig D’s results in 4Q19.
	o	4Q19 net profit:	R$ 393 million, vs. R$ 189mn in 4Q18
	o	2019 net profit:	R$ 1.64 billion (all-time record)
◾	Total energy distributed practically flat in 4Q:
	o	From 4Q18 to 4Q19:	down 0.12%
	o	From 2018 to 2019:	up 0.88%
◾	Non-recurring expenses in Cemig GT
	o	R$ 71.7 million write-off for Igarapé thermal plant
	o	R$ 32.1 million in obligations under investment contract (Aliança)
	o	R$ 21.7 mn impairment at Volta do Rio wind farm.

Indicators (GWh)	4Q19	4Q18	%	2019	2018	%
Electricity sold (excl. CCEE) – GWh	14,202	14,340	-0.97	55,045	55,555	-0.92
Total energy carried	4,783	4,906	-2.50	19,351	19,286	0.34

Indicators (R$ ’000)	4Q19	4Q18	%	2019	2018	%
Sales on CCEE	24,746	28,095	-11.92	431,994	217,218	98.88
Net debt	13,486,593	13,068,690	3.20	13,486,593	13,068,690	3.20
Gross revenue	9,518,421	8,966,628	6.15	37,726,177	34,577,851	9.11
Net revenue	6,389,549	5,471,966	16.77	25,390,306	22,266,217	14.03
Ebitda (IFRS)	993,364	988,646	0.48	4,376,087	3,780,925	15.74
Net profit	497,534	1,002,368	-50.36	3,127,398	1,700,099	83.95
Ebitda margin	15.55%	18.07%	-2,52p.p.	17.24%	16.98%	+0,25p.p.

Conference call

Publication of 4Q19 results

Webcast and Conference call

This Friday, March 20, 2020, at 11:00 a.m. (Brasília time)

The transmission will have simultaneous translation in English: See it in webcast, at http://ri.cemig.com.br, or take part by conference call via:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: http://ri.cemig.com.br Click on the banner and download. Available for 90 days.	Conference call – Playback: Tel: (+55-11) 2188-0400 Password: CEMIG Português Available from 03/20 to 04/03/2020

Cemig Investor Relations

http://ri.cemig.com.br/
ri@cemig.com.br
Tel.: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer
Maurício Fernandes Leonardo Júnior
◾	General Manager, Investor Relations
Antônio Carlos Vélez Braga

Summary

CONFERENCE CALL	2
CEMIG INVESTOR RELATIONS	2
CEMIG’S EXECUTIVE INVESTOR RELATIONS TEAM	2
SUMMARY	3
DISCLAIMER	4
OUR SHARES	5
CEMIG’S LONG-TERM RATINGS	6
ADOPTION OF IFRS	7
PROFIT AND LOSS ACCOUNTS	7
4Q19 RESULTS	9
CEMIG’S CONSOLIDATED ELECTRICITY MARKET	9
THE ELECTRICITY MARKET OF CEMIG D	11
PHYSICAL TOTALS OF TRANSPORT AND DISTRIBUTION – MWH	13
THE ELECTRICITY MARKET OF CEMIG GT	13
SUPPLY QUALITY INDICATORS – DECI AND FECI	14
CONSOLIDATED OPERATIONAL REVENUE	15
TAXES AND CHARGES REPORTED AS DEDUCTIONS FROM REVENUE	18
OPERATIONAL COSTS AND EXPENSES	19
DEFAULT	22
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES, NET	24
FINANCIAL REVENUE AND EXPENSES	25
EBITDA	26
DEBT	27
COVENANTS – EUROBONDS	29
RESULTS SEPARATED BY BUSINESS SEGMENT – 2019 AND Q4	30
APPENDICES	31
INVESTMENTS / CAPEX – PLANNED AND REALIZED	31
SOURCES AND USES OF SUPPLY – BILLED MARKET	32
LOSSES	33
GENERATION PLANTS	34
RAP (PERMITTED ANNUAL REVENUE – TRANSMISSION) – 2019-20 CYCLE	35
CEMIG D TABLES (R$ MILLION)	36
CEMIG GT TABLES (R$ MILLION)	37
TABLES – CEMIG CONSOLIDATED (R$ MILLION)	37

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) – and in the 20-F form filed with the US Securities and Exchange Commission (SEC).

Our shares

Security / index	Ticker	Currency	Close of 2019	Close of 2018	Change in the period %
Cemig PN	CMIG4	R$	13.79	13.16	4.79%
Cemig ON	CMIG3	R$	15.59	14.39	8.35%
ADR PN	CIG	US$	3.34	3.38	-1.14%
ADR ON	CIG.C	US$	3.90	3.76	3.72%
Ibovespa	IBOV	–	115,645	87,887	31.58%
Power industry index	IEEX	–	76,627	49,266	55.54%

Source: Economática – Adjusted for corporate action, including dividends.

Trading volume in Cemig’s preferred shares (CMIG4) in 2019 was R$ 33.75 billion, of which R$ 6.14 billion was traded in the fourth quarter, corresponding to a daily average of R$ 100.63 million - 51.29% higher than in 4Q18 (R$ 206.61 mn). Trading volume in Cemig’s common shares in 4Q19 was R$ 6.49 bn, with average daily trading volume of R$ 22.61 mn. Cemig’s shares, by volume (aggregate of common (ON) and preferred (PN) shares), were the second most liquid in Brazil’s electricity sector in the period, and among the most traded in the whole Brazilian equity market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2019 was US$ 3.19 billion: we see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange Ibovespa index rose 31.58% in the year, closing on December 31 at 115,645 points. Cemig’s shares also rose in the year: the common (ON) shares rose 8.35%, and the preferred (PN) shares rose 4.79%. In New York the ADRs for Cemig’s preferred shares were down 1.17% in the year, and the ADRs for the common shares were up 3.72%.

Cemig’s long-term ratings

This table shows long-term credit risk ratings and outlook for the Company as provided by the principal rating agencies:

Brazilian rating:

	Cemig		Cemig D		Cemig GT
Agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	A+(bra)	Stable	A+(bra)	Stable	A+(bra)	Stable
S&P	brA+	Stable	brA+	Stable	brA+	Stable
Moody’s	Baa1.br	Positive	Baa1.br	Positive	Baa1.br	Positive

Global rating:

	Cemig		Cemig D		Cemig GT
Agency	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BB–	Stable	BB–	Stable	BB–	Stable
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Positive	B1	Positive	B1	Positive

Ratings of Eurobonds:

	Cemig		Cemig GT
Agency	Rating	Outlook	Rating	Outlook
Fitch	BB–	Stable	BB–	Stable
S&P	B	Stable	B	Stable

Adoption of IFRS

The results presented below are prepared in accordance with Brazilian accounting rules, which now embody harmonization to IFRS (International Financial Reporting Standards) – and are expressed in thousands of Reais (R$ ’000) unless otherwise stated.

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	4Q19	4Q18	%
GOING CONCERN OPERATIONS
REVENUE	6,389,549	5,471,966	16.77
OPERATING COSTS
People	290,096	422,110	-31.27
Employees’ and managers’ profit shares	103,065	53,940	91.07
Post-retirement obligations	104,368	86,677	20.41
Materials	30,432	29,997	1.45
Outsourced services	344,605	334,574	3.00
Electricity purchased for resale	3,131,866	2,508,133	24.87
Depreciation and amortization	234,912	215,489	9.01
Operating provisions	125,684	64,650	94.41
Charges for use of the national grid	348,891	338,511	3.07
Gas bought for resale	335,426	340,182	-1.40
Infrastructure construction costs	392,970	305,284	28.72
Other operating expenses, net	310,520	140,460	121.07
TOTAL COST	5,752,835	4,840,007	18.86
Gross Profit	636,714	631,959	0.75
Share of profit (loss) in associates and joint ventures	-35,929	-27,563	30.35
Dividends declared by investee classified as held for sale	72,738	0	—
Restatement of prior equity holding in the subsidiaries acquired	0	-119,117	-100.00
Adjustment for impairment of Investments	0	-127,427	-100.00
Operational profit before financial revenue (expenses) and taxes	673,523	357,852	88.21
Finance income	-35,113	854,217	-104.11
Finance expenses	-177,846	-185,369	-4.06
Pre-tax profit	460,564	1,026,700	-55.14
Current income tax and Social Contribution tax	-145,687	-204,042	-28.60
Deferred income tax and Social Contribution tax	182,805	-106,968	-270.90
PROFIT (LOSS) FOR THE PERIOD FROM GOING CONCERN OPERATIONS	497,682	715,690	-30.46
Profit for the period from discontinued operations	0	327,774	-100.00
NET PROFIT (LOSS) FOR THE PERIOD	497,682	1,043,464	-52.30
Net profit for the period attributable to equity holders of the parent	497,534	1,002,368	-50.36
Net profit for the period attributable to non-controlling interests	148	41,096	-99.64

4Q19 RESULTS

Unless otherwise stated, all figures are expressed in thousands of Reais (R$ ’000).

For 4Q19, Cemig reports net profit of R$ 497,534, which compares with net profit of R$ 1,002,368 in 4Q18.

Leading factors in the fourth quarter result were:

◾	Continuing improvement in the results of Cemig D (Distribution) in 4Q19, with profit of R$ 392,747 , compared to R$ 188,771 in 4Q18.
◾	Profit in Cemig GT of R$ 43,317 in 4Q19, vs. R$ 585,546 in 4Q18. Net profit of Cemig GT was impacted by 3 factors:
(i)	deactivation of the Igarapé thermal plant, recognized in Other expenses at R$ 71,764;
(ii)	the agreement relating to a contingency in Aliança – the joint venture of Cemig and Vale – contributing an expense of R$ 32,088; and
(iii)	an impairment, of R$ 21,684, in the Volta do Rio wind farm company (Central Eólica Volta do Rio).

Particular factors in the result for the year-ago quarter – 4Q18 – were:

◾	A foreign exchange variation gain of R$ 199,104 related to the debt in dollars (Eurobonds), and recognition of gains totaling R$ 570,454 arising from a related hedge transaction – both in Cemig GT.
◾	A gross gain of R$ 378,316, on sales of telecom assets, in 4Q18.

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company, Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Sá Carvalho, Cemig PCH, Rosal Energia, CE Praias de Parajuru, CE Volta do Rio, Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

These companies sell electricity to:

(i)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;
(ii)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);
(iii)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and
(iv)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 4Q19 the Cemig group sold a total volume of 14,201,727 MWh, or 0.97% less than in 4Q18.

Sales of electricity to final consumers, plus Cemig’s own consumption, totaled 11,233,589 MWh, or 1.0% less than in 2018. Sales to distributors, traders, other generating companies and independent power producers in 2019 were 2,968,138 MWh, or 7.9% less than in 2018.

In December 2019 the Cemig Group invoiced 8,537,540 clients – a growth of 1.5% in the consumer base since the end of December 2018.

The chart below itemizes the Cemig Group’s sales to final consumers in the year, by consumer category:

Total consumption of electricity (GWh)

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 2019 totaled 11,299,265 MWh, or 0.12% less than in 2018. This result is a composition of lower use of the network by Free Clients – a reduction of 2.50%; and an increase, of 1.69%, in consumption by the captive market.

Captive clients + Transmission service (MWh)

Captive clients	4Q19	4Q18	%	2019	2018	%
+ Transmission service (MWh)
Residential	2,688,730	2,618,259	2.69	10,538,342	10,266,434	2.65
Industrial	4,887,100	5,198,468	-5.99	20,071,529	20,381,534	-1.52
Commercial, Services and Others	1,711,403	1,650,362	3.70	6,521,907	6,358,255	2.57
Rural	968,650	840,779	15.21	3,806,696	3,627,418	4.94
Public authorities	244,113	229,774	6.24	904,879	871,325	3.85
Public lighting	322,883	345,642	-6.58	1,357,293	1,383,878	-1.92
Public services	377,339	338,329	11.53	1,371,992	1,315,479	4.30
Concession holders (Distributors)	89,462	82,944	7.86	340,490	311,146	9.43
Own consumption	9,585	8,161	17.45	37,827	41,244	-8.28
Total	11,299,265	11,312,718	-0.12	44,950,955	44,556,713	0.88

Residential

Residential consumption, which was 23.8% of the energy distributed by Cemig D in 4Q19, was 2.69% higher in 4Q19 than in 4Q18. This increase is mainly related to the inclusion (connection to the network) of a total of 149,331 new consumer units.

Industrial

Consumption by industrial clients in the captive market was negatively affected by reclassification of approximately 50% of the consumers in the industrial class to commercial and residential, and also by migration of clients to the Free Market. As a result it was 19.98% lower year-on-year, at 548,412 MWh in 4Q19, compared to 685,336 MWh in 4Q18.

In the Free Market, energy transported was 3.87% lower YoY at 4,338,688 MWh in 4Q19, compared to 4,513,132 MWh in 4Q18.

Commercial and Services

Energy distributed to commercial consumers was 3.70% higher than in 4Q18, reflecting the significant increase in consumption by the Free Market, and migration of clients from the captive market.

Volume was up 1.30% year-on-year in the captive market, but up 14.21% YoY in the Free Market.

Rural

Rural users consumed 15.21% more electricity in 4Q19 than in 4Q18 – mainly reflecting an increase in average consumption, despite the number of consumers billed being 9.22% lower than in 2018.

Number of clients

The Cemig group billed a total of 8,536,325 customers in December 2019 (excluding the group’s own consumption). Of this total, 1,441 were Free Clients that use Cemig D’s distribution network.

	Number of clients
Cemig D	Dec. 31, 2019	Dec. 31, 2018	Change, %
Residential	6,966,696	6,817,365	2.19%
Industrial	29,875	72,341	-58.70%
Commercial, Services and Others	805,811	720,535	11.84%
Rural	647,064	712,792	-9.22%
Public authorities	66,855	64,322	3.94%
Public lighting	6,677	6,418	4.04%
Public services	11,906	13,431	-11.35%
	8,534,884	8,407,204	1.52%
Total energy carried
Industrial	707	574	23.17%
Commercial	724	555	30.45%
Rural	7	6	16.67%
Concession holders	3	3	0.00%
	1,441	1,138	26.63%
Total	8,536,325	8,408,342	1.52%

Physical totals of transport and distribution – MWh

Metered market			Change,
	MWh		4Q18–4Q19
	4Q19	4Q18	%
Total energy carried
Transported for distributors (metered)	84,851	78,888	7.56
Transported for Free Clients (metered)	4,735,353	4,910,682	-3.57
Own load + Distributed generation (1)(2)	8,295,057	7,902,244	4.97
Consumption by captive market – Billed supply	6,515,789	6,406,350	1.71
Losses in distribution network	1,779,268	1,495,894	18.94
Total energy carried	13,115,261	12,891,814	1.73

(1)	Includes Distributed Microgeneration.
(2)	Includes own consumption.

The electricity market of Cemig GT

Cemig GT billed a total of 7,720,172 MWh in 4Q19, 3.11% less than in 4Q18.

Consumption by industrial clients was 9.22% lower in 4Q19 than 4Q18. Meanwhile, consumption in the commercial market segment was 43.14% higher year-on-year, due to an increasing number of clients migrating from the captive market to the free market. From December 2018 to the end of December 2019, Cemig GT added 177 new commercial clients. Sales of energy in the Regulated Market were 11.40% lower, reflecting termination of sale contracts from the 15th Auction for Supply from Existing Plant.

Cemig GT	(MWh)		Change,
	4Q19	4Q18	%
Free Clients
Industrial	3,512,239	3,869,146	-9.22
Commercial	1,204,286	841,320	43.14
Rural	1,275	548	132.71
Free Market – Free contracts	2,448,556	2,636,610	-7.13
Regulated Market	519,582	586,404	-11.40
Regulated Market – Cemig D	34,235	34,259	-0.07
Total	7,720,172	7,968,286	-3.11

SUPPLY QUALITY INDICATORS – DECi and FECi

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent routine of preventive inspection and maintenance of substations, distribution lines and networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to maintain the quality of electricity supply, and as a result maintain satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages –DECi (Average Outage Duration per Consumer, in hours), and FECi (Average Outage Frequency per Consumer, in number of outages), since January 2016.

These quality indicators are linked to the current concession contract of Cemig D (Distribution), signed in 2015

Note: Figures for 2016 and 2017 are according to recalculation presented by the Company to Aneel.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 4Q19 was R$ 7,123,326, or 6.2% more than in 4Q18 (R$ 6,708,348).

	MWh (1)			R$ ’000			Average price invoiced – R$/MWh
	4Q19	4Q18	Change %, 4Q18 – 4Q19	4Q19	4Q18	Change %, 4Q18 – 4Q19	4Q19	4Q18
Residential	2,688,731	2,618,259	2.69	2,544,329	2,389,729	6.47	946.29	912.72
Industrial	4,060,651	4,554,482	-10.84	1,224,965	1,304,031	-6.06	301.67	286.32
Commercial, services and others	2,565,435	2,185,009	17.41	1,481,986	1,302,171	13.81	577.67	595.96
Rural	964,853	837,708	15.18	546,908	467,888	16.89	566.83	558.53
Public authorities	244,113	229,774	6.24	183,471	165,394	10.93	751.58	719.81
Public lighting	322,883	345,642	-6.58	155,323	160,847	-3.43	481.05	465.36
Public services	377,339	338,328	11.53	196,033	183,230	6.99	519.51	541.58
Subtotal	11,224,005	11,109,202	1.03	6,333,015	5,973,290	6.02	564.24	537.69
Own consumption	9,585	8161	17.45	—	—	—	—	—
Unbilled retail supply, net	0	0	—	133,930	-38,852	-309.58	—	—
	11,233,590	11,117,363	1.05	6,414,441	5,934,438	8 .09	571.01	533 .80
Other concession holders – Wholesale supply	2,968,138	3,223,014	-7.91	728,424	749,547	-2.82	245.41	232.56
Wholesale supply not yet invoiced, net	0	0	—	-19,539	24,363	-180.2	—	—
Total	14,201,728	14,340,377	-0 .97	7,123,326	6,708,348	6 .19	501.58	467 .79

(1)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and individual (‘bilateral’) contracts with other agents.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 4Q19 was R$ 6,333,015, or 6.02% more than in 4Q18 (R$ 5,973,290). The main factors in this revenue were:

◾	The annual tariff adjustment for Cemig D effective on May 28, 2019, with an average upward effect of 8.73% on consumer tariffs.
◾	Higher volume of energy sold to the commercial user category by Cemig GT and its wholly-owned subsidiaries.

Revenue from Use of Distribution Systems (TUSD charge)

This revenue in 4Q19 was R$ 745,540, or 19.40% higher than in 4Q18 (R$ 624,641), mainly reflecting the Company’s annual tariff adjustment, as from May 28, 2019, the average impact of which for Free Clients was an increase of 17.28%.

CVA and Other financial components in tariff adjustment

In its financial statements Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis for decision on the rates charged to consumers. A gain of R$ 12,869 was posted in 4Q19, compared to a gain of R$ 189,274 for 4Q18. This mainly reflects the lower costs of energy in comparison to the amounts for which the tariff provided coverage in 4Q19, compared to the prior year.

Changes in balances of financial assets and liabilities:

R$ ’000
Balance at September 30, 2018	1,204,748
Net constitution of financial assets	229,676
Realized	-40,402
Others – R&D Reimbursement	0
Payments from the Flag Tariff Centralizing Account	-340,172
Updating – Selic rate	26,843
Balance at December 31, 2018	1,080,693
Balance at December 30, 2019	1,099,974
Net constitution of financial assets	267,097
Realized	-254,228
Advances from the Flag Tariff Centralizing Account	-251,760
Updating – Selic rate	20,531
Balance at December 31, 2019	881,614

Transmission concession revenue

This revenue, at R$ 129,437 in 4Q19, was 28.72% higher than in 4Q18 (R$ 100,559). The higher figure arises from (i) the inflation adjustment of the annual RAP, applied in July 2019, plus (ii) the new revenues related to the investments authorized to be included. The percentages and indices applied for the adjustment are different for different concessions: the IPCA index is applied to the contract of Cemig GT, and the IGP–M index to the contract of Cemig Itajubá. In 2019, the adjustments made to the RAP were: positive 10.53% for Cemig GT’s concession contracts; and positive 14.60% for the concession contracts of Cemig Itajubá. The adjustments comprised (i) application of the inflation adjustment index, plus (ii) recognition of works to upgrade and improve the facilities.

Revenue from transactions on the Wholesale Trading Exchange (CCEE)

Revenue from transactions in electricity on the CCEE in 4Q19 was R$ 24,746, compared to R$ 28,095 in 4Q18 – a year-on-year reduction of 11.92%. This difference mainly reflects a lower GSF (Generation Scaling Factor) in the period, and the Company’s seasonalization profile.

	Spot price
Period	Sub-market	Average price R$/MWh	GSF
October	Southeast/Center-West	273.89	0.5805
November	Southeast/Center-West	317.28	0.6690
December	Southeast/Center-West	227.30	0.8587

Revenue from supply of gas

Revenue from supply of gas in 4Q19 was R$ 585,012, or 7.74% higher than in 4Q18 (R$ 542,979), mainly due to passthrough of the increase in cost of gas acquired from Petrobras.

Market (’000 m3 /day)	2014	2015	2016	2017	2018	2019
Residential	0.72	1.04	3.38	11.44	17.73	21.28
Commercial	23.15	22.42	24.68	32.67	39.37	47.70
Industrial	2,849.24	2,422.78	2,173.76	2,453.22	2,400.41	2,085.32
Other expenses	99.64	119.87	120.19	126.15	155.14	148.44
Total market excluding thermal plants	2,972.75	2,566.11	2,322.01	2,623.47	2,612.65	2,302.74
Thermal generation	1,223.99	1,309.13	591.52	990.89	414.04	793.94
Total	4,196.74	3,875.24	2,913.53	3,614.36	3,026.69	3,096.69

Supply of gas to the residential market began in March 2013. In December 2019, a total of 50,813 households were invoiced.

Number of clients	2014	2015	2016	2017	2018	2019
Residential	1,446	3,820	14,935	30,605	41,377	50,813
Commercial	177	218	394	591	756	981
Industrial	111	113	112	107	109	109
Other expenses	88	62	49	50	57	61
Thermal generation	2	2	2	2	2	2
Total	1,824	4,215	15,492	31,355	42,301	51,966

Taxes and charges reported as Deductions from revenue

The total of these taxes and charges reported as deductions from revenue in 4Q19 was R$ 3,128,872 – or 10.47% less than in 4Q18 (R$ 3,494,662). The lower total primarily reflects: (i) lower consumer charges for the ‘Flag’ tariff band system; and (ii) the legal action won by Cemig, Cemig D and Cemig GT, in which the judiciary recognized these companies’ right to exclude ICMS tax amounts (paid or still payable) from the basis for calculation of the PIS, Pasep and Cofins taxes. As a result of the court judgment, ICMS amounts are no longer included in the basis for calculation of PIS, Pasep and Cofins in the bills delivered to clients of Cemig D.

Consumer charges – the ‘Flag’ Tariff system

The ‘Flag’ Tariff bands are activated as a result of low levels of water in the system’s reservoirs – tariffs are temporarily increased due to scarcity of rain. The charges to the consumer related to the Flag Tariffs were 28.33% lower in 4Q19, at R$ 200,662, than in 4Q18 (R$ 279,989).

The ’Flag’ Tariff component – history
Sep. 2019	Oct. 2019	Nov. 2019	Dec. 2019
Red 1	Yellow	Red 1	Yellow
Sep. 2018	Oct. 2018	Nov. 2018	Dec. 2018
Red 2	Red 2	Yellow	Green

Operational costs and expenses

Operational costs and expenses in 4Q19 totaled R$ 5,752,835, or 18.86% more than in 4Q18 (R$ 4,840,007).

The following paragraphs comment on the main variations:

People

The expense on personnel in 4Q19 was R$ 290,096, or 31.27% lower than in 4Q18 (R$ 422,110). This mainly reflects the total number of employees in 4Q19 being 8.01% lower than in 4Q18 – and the expense on the Voluntary Retirement Program (PDVP), at R$ 65,596, being posted in 4Q18.

Number of employees – by company

Employees’ and managers’ profit shares

The expense on managers’ and employees’ profit shares in 4Q19 was R$ 103,065, compared to R$ 53,940 in 4Q18.

Electricity purchased for resale

The expense on electricity bought for resale in 4Q19 was R$ 3,131,866, or 24.87% higher than in 4Q18 (R$ 2,508,133). This arises mainly from the following items:

◾

Expenses on spot market purchases 310.7% higher, at R$ 638,028 in 4Q19, vs. R$ 155,360 in 4Q18, reflecting an expense R$ 524,899 higher in Cemig D in 4Q19 than in 4Q18, primarily due to the higher spot price (PLD): The average spot price was approximately 70% higher than in 4Q18;

◾	Expenses on energy acquired in the Free Market 8.48% higher, at R$ 1,091,035 in 4Q19, vs. R$ 1,005,740 in 4Q18.

For Cemig D, purchased energy is a non-manageable cost: the difference between the amounts used as a reference for calculation of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consolidated	4Q19	4Q18	%
Supply from Itaipu Binacional	362,882	343,216	5.73
Physical guarantee quota contracts	187,547	178,277	5.20
Quotas for Angra I and II nuclear plants	67,294	66,711	0.87
Spot market	638,028	155,360	310.68
Proinfa	89,517	85,002	5.31
‘Bilateral’ contracts	79,750	189,154	-57.84
Electricity acquired in Regulated Market auctions	809,253	787,752	2.73
Acquired in Free Market	1,091,035	1,005,740	8.48
Distributed generation	69,514	-62,850	-210.60
Credits of PIS, Pasep and Cofins taxes	-262,954	-240,229	9.46
	3,131,866	2,508,133	24.87

Cemig D	4Q19	4Q18	%
Supply from Itaipu Binacional	362,882	343,216	5.73
Physical guarantee quota contracts	197,739	178,277	10.92
Quotas for Angra I and II nuclear plants	67,292	66,711	0.87
Spot market - CCEE	616,753	91,854	571.45
Individual (‘bilateral’) contracts	79,750	73,709	8.20
Supply acquired in auctions on Regulated Market	818,020	815,829	0.27
Proinfa	89,517	85,001	5.31
Distributed generation	69,513	29,823	133.09
Credits of PIS, Pasep and Cofins taxes	-166,287	-143,884	15.57
	2,135,179	1,540,536	38.60

Gas bought for resale

The expense on acquisition of gas, at R$ 335,426, was 1.40% lower than in 4Q18 (R$ 340,182).

Post-retirement obligations

The impact of the Company’s post-retirement obligations was an expense of R$ 104,368 in 4Q19 – or 20.41% more than the expense of R$ 86,677 in 3Q18. This is mainly the result of reduction in the discount rate used in the actuarial calculation –which generated an increase in liabilities, and consequently in the expense reported.

Outsourced services

The expense on outsourced services in 4Q19 was R$ 344,605, compared to R$ 334,574 in 4Q18, a growth of 3.00%. The main impacts arise from factors prioritizing action and expenses for Cemig D, to reduce outages and improve consumer service quality. The expense on maintenance and conservation of electrical facilities and equipment increased from R$ 102,785, in 4Q18, to R$ 114,588 in 4Q19.

Operational provisions

New operational provisions were 94.41% higher in 4Q19 than 4Q18, at R$ 125,684, compared to R$ 64,650 in 4Q18. This arises mainly from the following factors:

◾

Higher new provisions for employment-law contingencies, a net R$ 34.687 million in 4Q19, compared to net R$ 8,079 million in 2018. This arises mainly from new actions, or from reassessment of the chances of loss in existing actions, based on adverse court decisions taking place in the period.

◾	Tax provisions were R$ 32,009, higher than in 4Q18.
◾	Regulatory provisions were significantly higher in 4Q19: in the quarter new provisions of R$ 856 were made, compared to a total net reversal of provisions in 4Q18 of R$ 15,848.

Default

In 2019 two marked features of the economy were: instability in the financial market, combined with continuation of the slow process of recovery in economic activity.

To overcome the effects of a still unfavorable economic scenario, and to combat the level of default, in 2019 Cemig maintained its high ratios of collection in relation to consumers in default. Cemig uses various tools of communication and collection to prevent increase in default. These include contact by telephone and email, collection requests by text and by letter, negative posting on credit registers, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice by a defaulting consumer.

The company continued with a robust plan for consumer disconnections in 2019, under which carried out more than 1.2 million consumer disconnections – over the aggregate of all the types of consumer – in the year, for the second year running.

As well as the collection methods Cemig already uses to combat default over the long term, it is in the process of implementing a technology platform for solutions to disputes through negotiation of receivables both through the courts and by out-of-court settlement. In parallel, in November the Company held a “Reconciliation Week” in the Courts of Minas Gerais State, and also a campaign for renegotiation taking place simultaneously with the release of citizens’ FGTS funds, as authorized by Provisional Measure 889/2019, to encourage clients to renegotiate their debts. The Company is also putting in place a mechanism for automatic filing of notary’s-office protests, making this a viable route for collection.

This level of activity has shown positive results. The level of default at the end of 2019, at a ratio of 5.10%, is 10% lower than the level in 2018. With continuing enhancement of its processes and more intense application of the tools for collection, the Company is confident that it will achieve an even more significant reduction in default indices in the coming periods.

Default – % – moving average
( Accumulated default over total of 12 months / Billing for same 12 months )

Share of profit (loss) of associates and joint ventures, net
(Equity method accounting)

The result of equity method gains/losses in non-consolidated investees in 4Q19 was a loss of R$ 35,929, compared to a loss of R$ 27,563 in 4Q18. The losses in 4Q18 came mainly from the interests in Renova and Madeira Energia. No equity method gain or loss was reported in 4Q19 for the investment in Renova, since the entire value of that investment was written off in December 2018, as a result of that investee’s negative net equity.

Consolidated – R$ ’000	4Q19	4Q18
Taesa	35,524	68,945
Aliança Geração	15,808	24,751
Baguari Energia	7,557	5,896
Retiro Baixo	3,263	-86
Hidrelétrica Pipoca	2,181	2,338
Hidrelétrica Cachoeirão	974	1,718
Janaúba photovoltaic plant – distributed generation	566	-27
LightGer	555	725
Axxiom Soluções Tecnológicas	361	-1,588
Guanhães Energia	24	30,298
Companhia de Transmissão Centroeste	8	1,406
Ativas Data Center	-483	-2,382
Aliança Norte (Belo Monte plant)	-4,117	11,376
Amazônia Energia (Belo Monte Plant)	-5,717	24,302
Usina Hidrelétrica Itaocara S.A.	-27,810	-120
FIP Melbourne (Santo Antônio Plant)	-29,146	-37,600
Madeira Energia (Santo Antônio plant)	-35,477	-43,785
Central Eólica Praias de Parajuru	0	1,472
Central Eólica Volta do Rio	0	-1,729
Central Eólica Praias de Morgado	0	-9,506
Renova	0	-106,100
Light	0	1,447
RME	0	686
Total	-35,929	-27,563

Financial revenue and expenses

Cemig reports net financial expenses in 4Q19 of R$ 212,959, which compares with net financial revenue of R$ 668,848 in 4Q18. The main components in the year-on-year difference are as follows:

◾

A loss, of R$ 101,372, in 4Q19, on the hedge transaction contracted to protect the Eurobond issue from exchange rate variation – this compares to a gain, of R$ 570,454, in 4Q18. The positive result in 4Q18 was mainly the result of the lowering of the yield curve during the period of the contract, which helped to reduce expectations for the amount of Cemig’s obligations, which are indexed to the CDI rate – increasing the fair value of the option. This factor was not repeated in 4Q19.

◾

Negative financial expense of R$ 203,307 on loans in foreign currency, in 4Q19, due to the Brazilian currency’s gain in value in the period, compared to a negative financial expense of R$ 199,104 in 4Q18.

Ebitda

Cemig’s consolidated Ebitda was 0.48% higher in 4Q19 than in 4Q18. Ebitda margin in 4Q19 was 15.55%, compared to 18.07% in 4Q18.

EBITDA – R$ ’000	4Q19	4Q18	Change, %	2019	2018	Change, %
Net profit for the period	497,534	1,002,368	-50.36	3,127,398	1,700,099	83.95
+ Provision for income tax and Social Contribution tax*	47,959	439,637	-89.09	1,650,732	727,751	126.83
+ Financial revenue (expenses)	212,959	-668,848	-131.84	-1,360,277	518,482	-362.36
+ Amortization and depreciation	234,912	215,489	9.01	958,234	834,593	14.81
Ebitda	993,364	988,646	0.48	4,376,087	3,780,925	15.74

* The expense on income tax and the Social Contribution tax includes an item of R$85 million (2019) and R$129 million (2018), presented at its net value in the figure for profit/loss of discontinued activities.

DEBT

The Company’s consolidated debt at December 31, 2019, was R$ 14,776,031, practically from R$ 14,771,828 at the end of 2018. Note, importantly, that the company has reported a net positive component of R$ 1,690,944, arising from hedge transactions related to the Eurobond issue (Call Spread on the principal: R$1,037,664; Swap for 100% of the interest: R$653,280).

In 2019 debt totaling R$ 4,883,218 was amortized – a total of R$ 133,026 of this being amortized in the fourth quarter – and no new loans were obtained in the last quarter of the year; a total of R$ 4,510,000 in new financings was raised in 3Q19.

Debt amortization (R$ mn)

CEMIG H	2019	2018	%
Total Debt	14,776,031	14,771,728	0.03%
Cash and cash equivalents + Marketable Securities	1,289,438	1,703,038	-24.29%
Total Net Debt	13,486,593	13,068,690	3.20%
Debt in foreign currency	6,061,097	5,826,701	4.02%

CEMIG GT	2019	2018	%
Total Debt	7,886,783	8,198,912	-3.81%
Cash and cash equivalents + Marketable Securities	585,203	485,042	20.65%
Total Net Debt	7,301,580	7,713,870	-5.34%
Debt in foreign currency	6,043,046	5,800,765	4.18%

CEMIG D	2019	2018	%
Total Debt	5,794,922	6,263,408	-7.48%
Cash and cash equivalents + Marketable Securities	344,611	916,272	-62.39%
Total Net Debt	5,450,311	5,347,136	1.93%
Debt in foreign currency	18,051	25,936	-30.40%

Covenants – Eurobonds

12 months	2019
R$ mn	GT	H
Net income (loss)	835	3.127
Financial results net	-234	-1.360
Income tax and social contribution	603	1.566
Depreciation and amortization	216	958
minority interest result	83	-125
provisions for the variation in value of put option obligations	64	64
non-operating result (which includes any gains on asset sales and any asset write-off or impairments)	72	92
any non-cash expenses and non-cash charges, to the extent that they are nonrecurring	994	1.923
any non-cash credits and gains increasing net income, to the extent that they are non-recurring	-414	-1.428
non-cash revenues related to transmission and generation indemnification	-155	-155
cash dividends received from minority investments (as measured in the statement of cash flows)	134	283
monetary updating of concession grant fees	-318	-318
cash inflows related to concession grant fees	259	259
cash inflows related to transmission revenue for cost of capital coverage	181	181
Covenant EBITDA	2.319	5.066

12 months	2019
R$ mn	GT	H
Consolidated Indebtedness	7.887	14.776
Debt contracts with Forluz	253	1.117
The carrying liability of any put option obligation, less	483	483
Consolidated cash and cash equivalents and consolidated marketable securities recorded as current assets	-584	-1.289
Covenant Net Debt	8.038	15.086
Covenant Net Debt to Covenant EBITDA Ratio	3,47	2,98
Limit Covenant Net Debt to Covenant EBITDA Ratio	4,50	3,50
Total Secured Debt (reais)		918
Total Secured Debt to Covenant EBITDA Ratio		0,18
Limit Covenant Net Debt to Covenant EBITDA Ratio		1,75

RESULTS SEPARATED BY BUSINESS SEGMENT – 2019 and Q4

INFORMATION BY SEGMENT, 2019
	ELECTRICITY
DESCRIPTION	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	OTHER	ELIMINATIONS	TOTAL
NET REVENUE	6,882,174	713,931	15,918,741	1,858,211	323,934	-306,685	25,390,306
COST OF ELECTRICITY AND GAS
Electricity bought for resale	-3,841,262	—	-7,516,878	—	-6	71,972	-11,286,174
Charges for use of national grid	-189,901	—	-1,458,939	—	—	222,562	-1,426,278
Gas bought for resale	—	—	—	-1,435,728	—	—	-1,435,728
People	-207,422	-114,837	-869,289	-45,913	-34,057	—	-1,271,518
Employees’ and managers’ profit shares	-35,818	-26,908	-182,856	—	-17,426	—	-263,008
Post-retirement obligations	-49,627	-38,138	-276,663	—	-44,036	—	-408,464
Materials	-16,927	-6,059	-62,632	-2,092	-3,455	27	-91,138
Outsourced services	-125,390	-44,922	-1,015,880	-19,788	-39,667	7,097	-1,238,550
Depreciation and amortization	-209,967	-5,563	-652,208	-85,920	-4,576	—	-958,234
Operating provisions (reversals) and adjustments for operational losses	-975,363	-134,843	-1,100,647	-1,793	-188,460	—	-2,401,106
Infrastructure construction costs	—	-220,390	-936,332	-42,976	—	—	-1,199,698
Other operating exp (rev.), net	-174,888	-20,116	-298,633	-10,128	-377	5,027	-499,115
OPERATIONAL COSTS AND EXPENSES	-5,826,565	-611,776	-14,370,957	-1,644,338	-332,060	306,685	-22,479,011
Share of profit (loss) in associates and joint ventures	-88,279	214,564	—	—	-934	—	125,351
Dividends declared by investee classified as Held for Sale	—	—	72,738	—	—	—	72,738
OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	967,330	316,719	1,620,522	213,873	-9,060	—	3,109,384
Financial revenues	1,282,018	97,905	1,534,795	21,103	271,029	—	3,206,850
Financial expenses	-1,034,529	-114,784	-632,406	-45,865	-18,989	—	-1,846,573
PRE-TAX PROFIT	1,214,819	299,840	2,522,911	189,111	242,980	—	4,469,661
Income tax and Social Contribution tax	-550,798	-36,042	-805,807	-47,507	-125,501	—	-1,565,655
Net income from going concern operations	664,021	263,798	1,717,104	141,604	117,479	—	2,904,006
DISCONTINUED OPERATIONS
Profit for the year from discontinued operations	—	—	224,067	—	—	—	224,067
NET PROFIT FOR THE YEAR	664,021	263,798	1,941,171	141,604	117,479	—	3,128,073
Interest of controlling stockholders	664,021	263,798	1,941,171	140,929	117,479	—	3,127,398
Minority interests	—	—	—	675	—	—	675
	664,021	263,798	1,941,171	141,604	117,479	—	3,128,073

INFORMATION BY SEGMENT, 4Q19
	ELECTRICITY
DESCRIPTION	GENERATION	TRANSMISSION	DISTRIBUTION	GAS	OTHER	ELIMINATIONS	TOTAL
NET REVENUE	1,534,523	193,728	4,223,832	482,215	34,448	-79,197	6,389,549
COST OF ELECTRICITY AND GAS	0	0	0	0	0	0	0
Electricity bought for resale	-1,015,644	0	-2,135,179	0	0	18,957	-3,131,866
Charges for use of national grid	-47,524	0	-360,447	0	0	59,080	-348,891
Gas bought for resale	—	0	—	-335,426	—	0	-335,426
People	-365,846	-203,027	-1,542,999	-79,249	-6,295	0	-290,096
Employees’ and managers’ profit shares	-13,334	-11,252	-73,376	—	-5,103	0	-103,065
Post-retirement obligations	-12,616	-9,835	-70,797	—	-11,120	0	-104,368
Materials	-5,630	-2,296	-18,844	-424	-3,245	7	-30,432
Outsourced services	-38,253	-12,932	-281,911	-5,837	-6,821	1,149	-344,605
Depreciation and amortization	-43,279	-1,020	-163,196	-26,550	-867	0	-234,912
Operating provisions (reversals) and adjustments for operational losses	-55,102	-20,247	-52,037	-676	2,378	0	-125,684
Infrastructure construction costs	—	-70,231	-310,002	-12,737	—	0	-392,970
Other operating exp (rev.), net	-175,191	-8,179	-123,422	-3,352	-380	4	-310,520
OPERATIONAL COSTS AND EXPENSES	-1,455,571	-162,639	-3,784,790	-397,579	-31,453	79,197	-5,752,835
Share of profit (loss) in associates and joint ventures	-71,339	35,532	0	0	-122	0	-35,929
Dividends declared by investee classified as Held for Sale	—	—	72,738	—	—	—	72,738
OPER. PROFIT BEFORE FIN. REV. (EXP.) AND TAXES	7,613	66,621	511,780	84,636	2,873	0	673,523
Financial revenues	-79,400	-9,090	132,858	-36,275	-43,206	0	-35,113
Financial expenses	-21,067	-3,015	-126,011	-26,937	-816	0	-177,846
PRE-TAX PROFIT	-92,854	54,516	518,627	21,424	-41,149	0	460,564
Income tax and Social Contribution tax	91,910	-3,879	-53,142	9,135	-6,906	0	37,118
Net income from going concern operations	-944	50,637	465,485	30,559	-48,055	0	497,682
DISCONTINUED OPERATIONS
Profit for the year from discontinued operations	—	—	—	—	—	—	—
NET PROFIT FOR THE YEAR	-944	50,637	465,485	30,559	-48,055	—	497,682
Interest of controlling stockholders	-944	50,637	465,485	30,411	-48,055	—	497,534
Minority interests	—	—	—	148	—	—	148
	-944	50,637	465,485	30,559	-48,055	—	497,682

Appendices

Investments / Capex – planned and realized

R$ ’000	2019 Realized	2020 Proposed
GENERATION	90,711	184,821
Investment program	25,777	95,373
Capital injections	48,934	89,448
Aliança Norte	953	3,988
SPC – Guanhães	19,766	—
SPC – Amazônia Energia Participações (Belo Monte)	127	4,857
Itaocara Hydroelectric Plant	23,088	29,881
Renova	5,000	50,722
Acquisitions of wind farms in Ceará	16,000	—
TRANSMISSION	222,637	249,764
Investment program	222,637	249,764
Cemig D	986,079	1,667,470
Investment program	986,079	1,667,470
HOLDING COMPANY	21,629	168,037
Infrastructure	—	—
Capital injections	19,471	168,037
Axxiom	9,097	—
Cemig GD (Distributed Generation)	10,337	—
Cemig Overseas	37	—
Gas consortia	—	0
Efficientia – Distributed generation	—	168,037
Acquisitions – Centroeste	2,158	—
TOTAL	1,321,056	2,270,092

Sources and uses of supply – Billed market

SOURCES AND USES OF ELECTRICITY – 2019
Cemig GT (Generation)

SOURCES, TOTAL
32,402 GWh
USES, TOTAL
32,402 GWh
Sales in Regulated Market and Adjustment Auction
Generation – at Center of Gravity 5,542
Cemig 5,624
Generation by Igarapé 45
Losses in national grid –127
Purchase contracts 19,422
Purchased on CCEE 3,645
Purchased via MRE 3,793
Total energy transacted
32,402
2,217
'Bilateral' contracts
24,259
Operating Agreement
0
Sales on CCEE
4,815
Sales in MRE
1,111

Losses

Generation plants

Power Plant	Company	Type	Cemig's Stake	Installed Capacity (MW)	Assured Energy (MW médio)	Expiration of Concession
Emborcação	CEMIG GT	HPP	100.0%	1,192	500	23-jul-25
Belo Monte	Norte	HPP	12.3%	1,152	560	26-ago-45
Santo Antônio	SAE	HPP	15.5%	553	376	12-jun-46
Nova Ponte	CEMIG GT	HPP	100.0%	510	270	23-jul-25
Irapé	CEMIG GT	HPP	100.0%	399	208	28-fev-35
Três Marias	CEMIG G. TRÊS MARIAS	HPP	100.0%	396	72	4-jan-46
Aimorés	ALIANÇA	HPP	45.0%	149	82	20-dez-35
Igarapé	CEMIG GT	HPP	100.0%	131	71	13-ago-24
Salto Grande	CEMIG G. SALTO GRANDE	HPP	100.0%	102	23	4-jan-46
Amador Aguiar I (Capim Branco I)	ALIANÇA	HPP	39.3%	94	61	29-ago-36
Queimado	CEMIG GT	HPP	82.5%	87	56	2-jan-33
Nilo Peçanha	Light Energia	HPP	22.6%	86	75	4-jun-26
Amador Aguiar II (Capim Branco II)	ALIANÇA	HPP	39.3%	83	52	29-ago-36
Funil	ALIANÇA	HPP	45.0%	81	38	20-dez-35
Sá Carvalho	Sá Carvalho S.A	HPP	100.0%	78	56	1-dez-24
Rosal	Rosal Energia S. A	HPP	100.0%	55	29	8-mai-32
Itutinga	CEMIG G. ITUTINGA	HPP	100.0%	52	8	4-jan-46
Igarapava	ALIANÇA	HPP	23.7%	50	32	30-dez-28
Baguari	BAGUARI ENERGIA	HPP	34.0%	48	29	15-ago-41
Camargos	CEMIG G. CAMARGOS	HPP	100.0%	46	6	4-jan-46
Ilha dos Pombos	Light Energia	HPP	22.6%	42	25	4-jun-26
Volta do Rio	CEMIG GT	Wind farm	100.0%	42	18	26-dez-31
Retiro Baixo	Retiro Baixo Energética S.A.	HPP	49.9%	42	18	25-ago-41
Porto Estrela	ALIANÇA	HPP	30.0%	34	19	10-jul-32
Fontes Nova	Light Energia	HPP	22.6%	30	22	4-jun-26
Praias de Parajuru	CEMIG GT	Wind farm	100.0%	29	8	24-set-32
Pai Joaquim	CEMIG PCH S.A	SHP	100.0%	23	14	1-abr-32
Pereira Passos	Light Energia	HPP	22.6%	23	11	4-jun-26
Piau	CEMIG G. SUL	SHP	100.0%	18	4	4-jan-46
Gafanhoto	CEMIG G. OESTE	SHP	100.0%	14	2	4-jan-46
Outras				317	130
Total				5,955	2,875

RAP (Permitted Annual Revenue – Transmission) – 2019-20 cycle

RAP (Permitted Annual Revenue - Transmission ) - 2019/2020 cycle
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig
Cemig GT	704,516,559	100.00%	704,516,559
Cemig GT	678,468,095	100.00%	678,468,095
Cemig Itajuba	26,048,464	100.00%	26,048,464
Centroeste	19,527,260	100.00%	19,527,260
Taesa	2,735,489,644	21.68%	593,054,155
Novatrans 2	330,901,554		63,488,599
TSN	300,992,176		65,255,104
Munirah	40,946,624		8,877,228
GTESA	5,515,544		1,195,770
PATESA	18,078,709		3,919,464
ETAU	38,500,280		8,346,861
ETEO	98,933,020		21,448,679
NTE	86,286,553		18,706,925
STE	48,636,153		10,544,318
ATE I	167,264,727		36,262,993
ATE II	258,668,882		56,079,414
EATE	122,242,974		26,502,277
ETEP	27,562,990		5,975,656
ENTE	101,996,568		22,112,856
ECTE	10,186,476		2,208,428
ERTE	19,483,764		4,224,080
Lumitrans	11,959,851		2,592,896
Transleste	24,728,188		5,361,071
Transirapé	20,073,621		4,351,961
Transudeste	15,326,765		3,322,843
ATE III	125,389,196		27,184,378
São Gotardo	5,416,349		1,174,265
Mariana	15,362,098		3,330,503
Miracema	65,032,990		14,099,152
Janaúba	194,059,383		42,072,074
Aimorés	39,686,900		8,604,120
Paraguaçu	59,239,231		12,843,065
Brasnorte	27,559,465		5,280,371
STC	18,932,098		4,104,479
EBTE	34,360,035		7,449,256
ESDE	7,046,946		1,527,778
ETSE	4,026,515		872,948
ESTE	56,088,981		12,160,091
Ivaí	147,000,350		31,869,676
EDTE	34,569,462		7,479,665
Sant'Ana	60,934,539		13,167,171
São João	47,572,593		10,313,738
São Pedro	44,927,092		9,740,194
Light	10,181,318	22.58%	2,298,942
TOTAL RAP CEMIG			1,319,396,915

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY[1]	T.E.D2	TUSD PICK[3]
1Q18	6,213	4,637	10,850	31
2Q18	6,343	4,873	11,216	30
3Q18	6,309	4,870	11,179	30
4Q18	6,406	4,906	11,313	31
1Q19	6,529	4,760	11,289	33
2Q19	6,288	4,910	11,198	33
3Q19	6,266	4,898	11,164	34
4Q19	6,516	4,783	11,299	33

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients ("Portion A")
2.	Total electricity distributed
3.	Sum of the demand on which the TUSD is invoiced, according to demand contracted ("Portion B").

Operating Revenues (R$ million)	4Q19	3Q19	4Q18	QoQ	YoY
Sales to final consumers	5,354	5,070	4,913	5.60%	8.98%
Revenue from Use of Distribution Systems (the TUSD charge)	751	718	630	4.60%	19.21%
CVA and Other financial components in tariff adjustment	13	-35	189	-137.14%	-93.12%
Construction revenue	310	263	213	17.87%	45.54%
Others	363	415	322	-12.53%	12.73%
Subtotal	6,791	6,431	6,267	5.60%	8.36%
Deductions	2,567	2,522	2,954	1.78%	-13.10%
Net Revenues	4,224	3,909	3,313	8.06%	27.50%

Operating Expenses (R$ million)	4Q19	3Q19	4Q18	QoQ	YoY
Personnel	196	210	296	-6.87%	-33.86%
Employees' and managers' profit sharing	73	- 11	38	-767.05%	—
Forluz – Post- retirement obligations	71	71	58	-0.29%	22.55%
Materials	19	15	19	25.63%	-0.74%
Outsourced services	282	247	261	14.13%	7.94%
Amortization	163	164	155	-0.49%	5.38%
Operating provisions	52	854	39	-93.91%	33.23%
Charges for Use of Basic Transmission Network	360	385	344	-6.38%	4.68%
Energy purchased for resale	2,135	1,926	1,541	10.86%	38.60%
Construction Cost	310	263	213	17.87%	45.47%
Other Expenses	123	94	121	31.30%	2.37%
Total	3,785	4,218	3,084	-10.27%	22.73%

Statement of Results (R$ million)	4Q19	3Q19	4Q18	QoQ	YoY
Net Revenue	4,224	3,909	3,313	8.06%	27.50%
Operating Expenses	3,785	4,218	3,084	-10.27%	22.73%
EBIT	439	-309	229	-242.14%	91.76%
EBITDA	602	-145	384	-515.45%	56.91%
Financial Result	7	-25	4	-127.39%	52.26%
Provision for Income Taxes, Social Cont & Deferred Income Tax	-53	19	-45	-379.69%	18.96%
Net Income	393	-315	189	-224.73%	108.03%

Cemig GT tables (R$ million)

Operating Revenues	4Q19	3Q19	4Q18	QoQ	YoY
Sales to final consumers	1.062	1073	1016	-1,0%	4,5%
Supply	728	746	773	-2,4%	-5,9%
Revenues from Trans. Network	183	184	146	-0,8%	25,1%
Gain on monetary updating of Concession Grant Fee	74	68	76	9,1%	-2,0%
Transactions in the CCEE	25	9	17	174,5%	44,1%
Construction revenue	70	67	83	4,8%	-15,4%
Transmission indemnity revenue	31	34	42	-9,0%	-26,7%
Generation indemnity revenue	0	0	-27	—	—
PIS/PASEP and COFINS Taxes Credits Over ICMS	-11	0	0	—	—
Others	44	52	37	-14,9%	18,8%
Subtotal	2.206	2.233	2.164	-1,2%	1,9%
Deductions	446	467	411	-4,6%	8,5%
Net Revenues	1.760	1.766	1.753	-0,3%	0,4%

Operating Expenses	4Q19	3Q19	4Q18	QoQ	YoY
Personnel	76	78	93,0	-3,0%	-18,7%
Employees' and managers' profit sharing	25	-4	12,3	-714,7%	99,8%
Post-retirement obligations	22	23	18,6	-2,4%	20,5%
Materials	8	5	10,0	57,6%	-21,5%
Outsourced services	51	40	50,4	26,9%	0,7%
Depreciation and Amortization	44	57	39,3	-22,3%	12,7%
Operating provisions	75	289	39,4	-73,9%	91,3%
Charges for Use of Basic Transmission Network	48	50	44,3	-5,0%	7,2%
Energy purchased for resale	1016	1126	987,3	-9,8%	2,9%
Construction Cost	70	67	83,0	4,8%	-15,4%
Other Expenses	183	-3	8,4	-6198,10%	2089,9%
Total	1.617	1.728	1.386	-6,4%	16,7%

Statement of Results	4Q19	3Q19	4Q18	QoQ	YoY
Net Revenue	1.760	1.766	1.753	-0,3%	0,4%
Operating Expenses	1.617	1.728	1.386	-6,4%	16,7%
EBIT	143	38	367	275,6%	-61,1%
Equity gain in subsidiaries	-71	-20	-102	—	-29,9%
Restatement of prior equity holding in the subsidiaries acquired	0	0	80	—	—
Adjustment for impairment of Investments	0	0	-127	—	—
EBITDA	116	75	257	54,3%	-55,0%
Financial Result	-112	-213	670	-47,3%	-116,8%
Provision for Income Taxes, Social Cont & Deferred Income Tax	84	61	-301	37,8%	-127,9%
Net Income	43	-134	586	-132,3%	-92,6%

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)(GWh)	4Q19	3Q19	4Q18	QoQ	YoY
Residential	2,689	2,558	2,618	5.12%	2.71%
Industrial	4,061	4,145	4,554	-2.03%	-10.83%
Commercial	2,565	2,348	2,185	9.24%	17.39%
Rural	965	1,055	837	-8.53%	15.29%
Others	945	869	915	8.75%	3.28%
Subtotal	—	10,975	11,109	—	—
Own Consumption	11	11	8	0.00%	37.50%
Supply	2,731	2,979	3,223	-8.32%	-15.27%
TOTAL	13,967	13,965	14,340	0.01%	-2.60%

Energy Sales	4Q19	3Q19	4Q18	QoQ	YoY
Residential	2,540	2,459	2,390	3.29%	6.28%
Industrial	1,225	1,239	1,305	-1.13%	-6.13%
Commercial	1,482	1,337	1,302	10.85%	13.82%
Rural	547	594	467	-7.91%	17.13%
Others	535	520	510	2.88%	4.90%
Electricity sold to final consumers	6,329	6,149	5,974	2.93%	5.94%
Unbilled Supply, Net	62	-30	-14	—	-542.86%
Supply	729	756	749	-3.57%	-2.67%
TOTAL	7,120	6,875	6,709	3.56%	6.13%

Operating Revenues	4Q19	3Q19	4Q18	QoQ	YoY
Sales to final consumers	7,123	6,875	6,708	3.61%	6.19%
TUSD	746	711	625	4.83%	19.35%
CVA and Other financial components in tariff adjustment	13	-35	189	-136.64%	-93.20%
Transmission concession revenue	129	132	101	-2.04%	28.72%
Transmission Construction revenue	70	67	83	0.00%	0.00%
Transmission Indemnity Revenue	31	34	42	-7.97%	-26.66%
Generation Indemnity Revenue	0	—	-27	—	—
Distribution Construction revenue	323	274	222	17.64%	45.18%
Gain on monetary updating of Concession Grant Fee	74	68	76	9.24%	-1.98%
Transactions in the CCEE	25	10	28	152.23%	-11.92%
Gas supply	585	582	543	0.54%	7.74%
Fine for violation of continuity indicator	-15	-8	-13	86.28%	14.43%
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	-11	—	—	—	—
Others	425	470	389	-9.65%	9.19%
Deductions	-3,129	-3,109	-3,495	0.64%	-10.47%
Total	6,390	6,071	5,472	5.25%	16.77%

Operating Expenses	4Q19	3Q19	4Q18	QoQ	YoY
Personnel	290	304	422	-4.57%	-31.27%
Employees’ and managers’ profit sharing	103	-15	54	-787.10%	—
Forluz – Post-Retirement Employee Benefits	104	105	87	-0.60%	20.41%
Materials	30	20	30	52.16%	1.45%
Outsourced services	345	308	335	11.88%	3.00%
Energy purchased for resale	3,132	3,034	2,508	3.23%	24.87%
Depreciation and Amortization	235	244	215	-3.72%	9.01%
Operating Provisions	126	1,297	65	-90.31%	94.41%
Charges for use of the national grid	349	376	339	-7.21%	3.07%
Gas bought for resale	335	375	340	-10.55%	-1.40%
Construction costs	393	342	305	14.90%	28.72%
Other Expenses	311	96	140	223.46%	121.07%
Total	5,753	6,486	4,840	-11.30%	18.86%

Financial Result Breakdown	4Q19	3Q19	4Q18	QoQ	YoY
FINANCE INCOME
Income from cash investments	20	30	35	-33.51%	-42.34%
Arrears fees on sale of energy	88	90	92	-1.73%	-4.25%
Monetary variations	10	7	5	41.79%	117.61%
Monetary variations from CVA	21	32	27	-35.84%	-23.51%
Monetary updating on Court escrow deposits	17	13	2	29.46%	800.96%
Pasep and Cofins charged on finance income	-64	-13	-34	394.13%	86.36%
Gain on Financial instruments - Hedge	-101	486	570	-120.86%	-117.77%
Revenue from advance payments	1	2	28	-56.45%	-96.93%
Updating related to arbitration proceedings	0	0	77	—	-100.00%
Liabilities with related parties	0	2	56	-97.10%	-99.90%
Updating of the tax credits in PIS, Pasep and Cofins taxes	5	22	0	-76.45%	—
Others	-31	-52	-4	-39.70%	753.46%
	-35	619	854	-105.67%	-104.11%
FINANCE EXPENSES
Costs of loans and financings	-302	-319	-312	-5.35%	-3.23%
Amortization of transaction cost	-4	-20	-7	-82.43%	-46.63%
FX variation – loans and financings	203	-429	199	-147.39%	2.11%
FX adjustment – Itaipu Binacional	-1	-8	15	-82.75%	0.00%
Monetary updating – loans and financings	-42	-17	-24	146.42%	76.14%
Inflation adjustment – paid concession	-1	0	0	-	-537.06%
Charges and monetary updating on post-retirement obligation	-12	-11	-15	7.01%	-19.39%
Inflation adjustment – advance from customers	0	0	-2	—	0.00%
Leasing – Inflation adjustment	-6	-9	0	-31.07%	—
Finance Expense - P&D e PEE	-24	0	-24	—	0.01%
Others	10	-39	-18	-126.65%	-159.36%
	-178	-852	-185	-79.13%	-4.06%
NET FINANCE INCOME (EXPENSES)	-213	-233	669	-8.57%	-131.84%

Statement of Results	4Q19	3Q19	4Q18	QoQ	YoY
Net Revenue	6,390	6,071	5,472	5.25%	16.77%
Operating Expenses	5,753	6,486	4,840	-11.30%	18.86%
EBIT	637	-415	632	-253.35%	0.75%
Share of profit (loss) in associates and joint ventures	-36	-49	-27	-26.53%	33.33%
EBITDA	993	110	988	802.73%	0.51%
Financial Result	-213	-233	669	-8.57%	-131.84%
Provision for Income Taxes, Social Cont & Deferred Income Tax	48	117	440	-59.08%	-89.12%
Net profit for the period attributable to non-controlling interests	0	224	288	—	-100.00%
NET PROFIT	497	-281	1,002	-276.87%	-50.40%

Cash Flow Statement	2019	2018
Cash at beginning of period	891	1,030
Cash generated by operations	2,006	1,008
Net income for the period from going concern operations	3,128	1,741
Current and deferred income tax and Social Contribution tax	-1,767	-649
Depreciation and amortization	958	849
CVA and other financial components	307	908
Equity gain (loss) in subsidiaries	-125	103
Provisions (reversals) for operational losses	2,401	467
Dividends received from equity holdings	283	311
Interest and monetary variation	1,190	1,207
Interest paid on loans and financings	-1,264	-1,290
credits of taxes awarded in the ICMS tax case	-2,952	0
Others	-153	-2,639
Financing activities	-1,172	-937
Lease payments	-65	0
Payments of loans and financings	-4,883	-3,527
Financings obtained and capital increase	4,477	2,989
Interest on Equity, and dividends	-701	-509
Capital Increase / Subscription of shares to be capitalized	0	110
Investment activity	-1,813	-865
Cash generated from discontinued operations	0	0
Securities - Financial Investment	158	290
Contract assets - Distribution and gas infrastructure	-1,856	-800
Financial assets	-45	-279
Fixed and Intangible assets	-70	-76
Cash flow in investment activities from discontinued operations	625	654
Cash at end of period	537	890

BALANCE SHEETS (CONSOLIDATED) - ASSETS	2019	2018
CURRENT
Cash and cash equivalents	536	891
Marketable securities	740	704
Customers and traders and concession holders - Transport of electricity	4,524	4,092
Concession financial assets	1,080	1,070
Concession contract assets	172	131
Recoverable taxes	99	124
Income and social contribution tax credits	621	387
Dividends receivables	186	120
Restricted cash	12	91
Inventories	39	36
Public Lighting Contribution	165	149
Advances to suppliers	40	7
Reimbursement of tariff subsidies payments	97	91
Low-income customer subsidy	30	30
Derivative financial instruments	235	70
Others	304	359
Assets classified as held for sale	1,258	19,446
TOTAL CURRENT	10,298	27,796
NON-CURRENT
Marketable securities	13	109
Advances to suppliers	—	87
Customers and traders and concession holders - Transport of electricity	77	81
Recoverable taxes	6,349	242
Income and social contribution taxes recoverable	228	6
Deferred income and social contribution taxes	2,430	2,147
Escrow deposits	2,540	2,502
Derivative financial instruments	1,456	744
Accounts receivable from the State of Minas Gerais	115	246
Concession financial assets	4,850	4,927
Concession contract assets	1,832	1,598
Investments - Equity method	5,399	5,235
Property, plant and equipment	2,450	2,662
Intangible assets	11,624	10,777
Leasing - rights of use	277	—
Others	147	697
TOTAL NON-CURRENT	39,790	32,059
TOTAL ASSETS	49,927	59,855

BALANCE SHEETS
LIABILITIES AND SHAREHOLDERS' EQUITY	2019	2018
CURRENT
Suppliers	2,080	1,801
Regulatory charges	457	514
Profit sharing	212	79
Taxes payable	359	410
Income and social contribution tax	134	112
Interest on equity and dividends payable	1,579	864
Loans, financing and debentures	2,746	2,198
Payroll and related charges	200	284
Public Lighting Contribution	252	281
Post-employment obligations	288	253
Leasing	85	—
Advances from customers	—	79
Payable to related parties	8	—
Others	347	247
Liabilities directly associated to assets held for sale	0	16,272
	0	0
NON-CURRENT	0	0
Regulatory charges	147	179
Loans, financing and debentures	12,030	12,574
Taxes payable	1	29
Deferred income and social contribution taxes	661	728
Provisions	1,888	641
Post-employment obligations	6,421	4,736
Pasep and Cofins taxes to be reimbursed to customers	4,193	1,124
Derivative financial Instruments	483	419
Leasing	203	—
Other obligations	97	92
TOTAL NON-CURRENT	26,124	20,522
TOTAL LIABILITIES	34,871	43,915
	0	0
EQUITY	0	0
Share capital	7,294	7,294
Capital reserves	2,250	2,250
Profit reserves	7,915	6,362
Equity valuation adjustments	-2,407	-1,327
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	15,052	14,579
NON-CONTROLLING INTERESTS	4	1,361
TOTAL EQUITY	15,056	15,939
TOTAL LIABILITIES AND EQUITY	49,927	59,855

4.      Presentation of 2019 Results.

RESULTS

2019

CEMIG

CMIG4 NÍVEL 1 BOVESPA BRASIL
CMIG3 NÍVEL 1 BOVESPA BRASIL
CIG LISTED NYSE
CIG.C LISTED NYSE
LATIBEX XCMIG

CREDITS OF PIS, PASEP AND COFINS TAXES CHARGED ON AMOUNTS OF ICMS

- In 2019 Cemig won its legal action on unconstitutionality of including ICMS tax amounts in calculation base for PIS, Pasep, Cofins taxes

JUN/08	Ago/08 a Ago/11	MAI/19	JUN/19	FEV/20
Legal action filed	Cemig deposited in escrow	Cemig won final (un-appealable) judgment by First Regional Federal Appeal Court (TRF)	Application made for release of escrow funds	Escrow deposits received

- Cemig received escrow deposits, with updated value of R$ 1.382 billion:
    - Cemig D – R$ 1.186 billion; Cemig GT – R$ 196 million
- Total to be repaid to Cemig: R$ 7.190 billion – of which R$ 4.154 billion is payable to customers of Cemig D, via structure to be set by Aneel

As a result of the court decision, as from June 2019 amounts of ICMS tax are no longer included in the PIS, Pasep and Cofins taxes charged to clients of Cemig D. This has reduced their electricity bills by an average of approximately 1%

QUALITY INDICATORS: CONCESSION CONTRACT

- Investments to maintain service quality
  - Expansion and improvement of distribution networks
  - Improvement of customer service channels
  - Reduction of client service times

11,62
11,32
11,03
10,73
11.57
11.18
10.42
10.56
2.23
2.16
1.85
1.89
9.34
9.02
8.57
8.67
2016
2017
2018
2019
DECi Accidental
DECi Schedule
DECi
Limit

8.12
7.76
7.39
7.03
5.37
5.44
5.13
4.89
0.75
0.77
0.65
0.65
4.62
4.67
4.48
4.24
2016
2017
2018
2019
FECi Accidental
FECi Scheduled
FECi
Limit

RECOGNITION BY THE MARKET

CEMIG

- Winner of 2019 Transparency Trophy – for the 15th time
- Cemig present in the leading sustainability indices

Member of Dow Jones Sustainability Indices – In Collaboration with RobecoSAM: Cemig included in all 20 years since its founding

ISEB3: Corporate Sustainability Index: included since creation in 2005

Índice Carbono Eficiente ICO2: Carbon efficient index: included since index was created in 2010

- Corporate Knights (Canada) survey: Most sustainable electricity company in Latin America
- Recognition for water management excellence: included in the ‘A list’ of CDP’s Water Security Program

CEMIG IN THE ANEEL CONSUMER SATISFACTION SURVEY

- Aneel's IASC Satisfaction Survey(1) researches residential users' opinion on electricity service quality

IASC 2019

- 70.58% approval by Cemig residential clients
- Exceeds Aneel target
- Cemig's best result since 2009

- Iberian-Brazilian Client Relations Institute (IBRD)

IBRC

- Second placed in the 2019 Exame Magazine/IBRC ranking for client service in electricity sector

CAPEX

In 2019

Segments	R$mn
Distribution	986
Generation	26
Transmission	223
Total capex	**1,235**

Capex expense on:
Connecting approximately 213,203 new consumers
Modernization of the asset base, aiming to reduce costs of operation and maintenance improve service quality indicators, and increase client satisfaction

2020–2024: Planned investments – Total R$ 10.4 bi

Segments R$mn	2020	2021 to 2024	Total
Distribution	1,667	6,985	8,653
Generation	95	295	390
Transmission	250	1,139	1,389
Total capex	**2,012**	**8,420**	**10,432**

DIVIDENDS

Distribution of R$0,50 per share (net of taxes)

- Total to be distributed: R$764 million
  - **R$400** paid as Interest on Equity
    - in two equal installments, by end-June and end-December 2020,
    - to stockholders of record on December 23, 2019
  - **R$364** as dividends for the business year 2019
    - To be paid by dec/20
    - to stockholders of record on date of the AGM

CAPITAL INCREASE

Since on December 31, 2019 the Profit reserves (excluding the Tax Incentive Reserve) exceeded the share capital by R$ 536,646, the Board of Directors will submit a proposal to the AGM for increase in the share capital, to R$ 7,593,763

(Article 199:) The total of profit reserves, excluding reserves for contingencies, the Tax Incentive reserve, and the Future Earnings reserve, may not exceed the share capital. When this limit is reached, the general meeting must decide on application of the excess in paying-up or increasing the share capital, or distribution of dividends.

Proposal for increase in share capital

- R$ 300 million – increase of 4.11%
- Issuance of 60 million new shares
  - ✓ ON – 20.1 million shares.
  - ✓ PN – 39.9 million shares

CONSOLIDATED FIGURES 2019

Ebitda
2019/2018 15.74%
2019 Adj/2018 22.29%
3,781
4,376
248
4,624
2018
2019
adjustment
2019 Adjusted

Net profit
2019/2018 83.94%
2019 Adj/2018 50.10%
1,700
3,127
575
2,552
2018
2019
adjustment
2019 Adjusted

Adjustment	Company	Ebitda	Net profit
Recovery of PIS/Pasep and Cofins taxes credits over ICMS	Cemig H, GT, D	-1,439	-1,984
Provision for accounts receivable from Renova	Cemig H, GT	688	688
Provision for tax claim - profit shares	Cemig H, GT, D	1,183	862
Result of remeasurement - Light	Cemig H	-309	-224
Write-off for Igarapé thermal plant	Cemig H, GT	71	47
Obligations under investment contract (Aliança)	Cemig H, GT	32	21
Impairment at Volta do Rio wind farm	Cemig H, GT	22	15
		248	-575

Ebitda Adjusted - 2019

Cemig consolidated
2019/2018 22.30%
3,781
4,624
2018
2019
Cemig D
2019/2018 39.07%
1,534
2,133
2018
2019
Cemig GT
2019/2018 37.66%
1,501
2,066
2018
2019

NET PROFIT 2019 - ADJUSTED

Cemig consolidated
2019/2018 50.12%
1,700
2,552
2018
2019
Cemig D
2019/2018 83.93%
535
984
2018
2019
Cemig GT
2019/2018 116.63%
591
1,280
2018
2019

ELECTRICITY MARKET OF 2019 - GWH

Cemig D: Billed market + Transmission

In 2019 0.9%
44,515
44,913
19,285
0.3%
19,351
25,230
1.3%
25,562
2018
2019
Final consumers
Total energy carried
311
340
3,572
3,636
3,627
3,807
6,358
6,521
20,381
20,071
10,266
10,538
9.3%
1.8%
4.9%
2.6%
1.5%
2.7%
2018
2019
Residential
Industrial
Commercial
Rural
Other
Distributors

In 4Q19 0.1%
11,304
11,289
4,906
2.5%
4,783
6,398
1.7%
6,506
4Q18
4Q19
Total energy carried
Final consumers
83
89
914
944
841
969
1,650
1,711
5,198
4,887
2,618
2,689
7.2%
3.3%
15.2%
3.7%
5.9%
2.7%
4Q18
4Q19
Residential
Industrial
Commercial
Rural

OPERATING COSTS AND EXPENSES – CONSOLIDATED

15.75%
Manageable
Unmanageable
3,420
16,001
3,772
18,707
2018
2019

Manageable costs 2019/2018
3,420
139
186
13
151
95
71
3.772
2018
People
Profit shares
Materials
Outsourced services
Other
Post-retirement
2019

- Renegotiation of profit sharing targets to adapt to market reality
- Increase in expense on outsourced services
  - Maintenance and conservation of electrical equipment
  - Disconnection and reconnection
  - Tree pruning and powerline pathway cleaning

- Other expenses
  - Cost of Voluntary Retirement Program for 2019, appropriated in 2018, decommissioning of Igarapé Thermal Plant, impairment at Volta do Rio, and Aliança agreement.

CEMIG, CONSOLIDATED: DEBT PROFILE

Maturities timetable - Average tenor:: 3,9 anos

Net debt: (Debt – Cx e TVM): **R$13.4 bi**
Total net debt: (Net debt – Hedge): **R$12.4 bi**

2,619
1,917
1,194
799
6,521
981
744
1,038
2020
2021
2022
2023
2024
2025
2026
Hedge

Main indexors

2%
25%
41%
32%
DÓLAR
IPCA
CDI

Debt in Dollar converted into CDI percentage per hedging instrument, within a band of Exchange variation

Cost of debt- %

9.06
9.25
9.03
7.29
7.07
5.17
4.52
5.51
4.20
2.67
2018
mar/19
jun/19
set/19
2019
Real
Nominal

Leverage – %

Total Net debt
Ebitda
Total Net debt
Stockholders' equity + total Net debt
3.52
3.46
3.01
2.82
3.03
2.84
45.0
42.5
41.3
37.8
42.0
45.3
2017
2018
mar/19
jun/19
set/19
2019

CEMIG

Investor Relations
Tel: +55 (31) 3506-5024
ri@cemig.com.br
http://ri.cemig.com.br

5.      Material Announcement Dated March 20, 2020: Renova accepts binding offer – with 30 days exclusivity for completion of documents.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova accepts binding offer
– with 30 days exclusivity for completion of documents

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) today published the following Material Announcement:

“

Renova Energia S.A. – in Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘Renova’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its stockholders and the public as follows:

On today’s date the Board of Directors of Renova decided in favor of acceptance of the binding offer made by ARC Capital Ltda. (‘ARC’), jointly with G5 Administradora de Recursos Ltda (‘G5’), and XP Vista Asset Management Ltda. (‘XP’) for financing to conclude the works of Phase A of the Alto Sertão III wind farm complex, and to fund the current operational expenses of Renova (‘the Binding Offer’).

Under the terms of the Binding Offer, Renova will grant a period of exclusivity for thirty calendars days from today’s date, for satisfactory negotiation of the documents of the transaction between the parties.

Renova reiterates its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, March 20, 2020.

Leonardo George de Magalhães
Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.